Mail Stop 3561

May 20, 2010

Shelley Reynolds
Vice President, Worldwide Controller and
Principal Accounting Officer
Amazon.com, Inc.
1200 12th Avenue South
Suite 1200
Seattle, Washington 98144-2734

> **Re:** **Amazon.com, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed January 29, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 14, 2010**
> **File No. 000-22513**

Dear Ms. Reynolds:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director